State Farm Mutual Funds One State Farm Plaza, B-2 Bloomington, IL 61710-0001

State Farm VP Management Corp.

June 14, 2018

Dear Customer,

State Farm® is working to enhance your investment options and agents’ ability to help you meet your investment planning goals. We’ve taken an important step by recommending a merger of State Farm mutual funds with BlackRock® funds. Once approved by fund shareholders, we expect the merger to happen in mid-November.

We’re pleased to announce other plans for mid-November:

•	Authorized State Farm registered representative agents will once again be able to service your mutual fund account(s).
•	Lower costs – fund operating expenses will be the same or lower than they are today.
•	We’ll be able to offer you a larger variety of funds.

There is nothing you need to do now. Details are enclosed in a Q&A and a supplement to the May 1 Mutual Fund Trust prospectus. You’ll receive more communications in July:

•	As a shareholder, you’ll receive a combined prospectus and proxy statement through which you’ll be asked to vote to approve the fund merger.
•	You’ll receive a separate information packet we’d like you to read and consider along with the prospectus and proxy.
•	Education savings account (ESA) and medical savings account (MSA) owners will hear about plans to transfer those accounts to BlackRock.

Questions? Please review the enclosed Q&A document and supplement, or contact one of our customer care representatives at 833-471-2687, Monday through Friday, from 8 a.m. to 6 p.m. CT.

Thank you for being a State Farm customer. We appreciate your business!

Sincerely,

Lisa E. Stewart
Vice President – Life/Health & Mutual Funds

Neither State Farm nor its agents provide tax or legal advice.

Before investing, consider the funds’ investment objectives, risks, charges and expenses. Contact State Farm VP Management Corp (800-447-4930) for a prospectus or summary prospectus containing this and other information. Read it carefully. AP2018/05/0647.

Securities, insurance and annuity products are not FDIC insured, are not bank guaranteed, and are subject to investment risk, including possible loss of principal.

BlackRock mutual funds are distributed by BlackRock Investments, LLC (together with its affiliates, “BlackRock”). State Farm VP Management Corp. and its affiliates are not affiliated with BlackRock.

Questions & Answers

Q.	Do I need to take any action right now?
A.	There is nothing you need to do now. Please watch your mail – you will receive additional communications, some of which will ask you to respond.

Q.	What do you mean by ‘merger’?
A.	Technically speaking, the net assets of each State Farm mutual fund will be transferred to a corresponding BlackRock mutual fund. This means that your account will have BlackRock mutual fund shares instead of State Farm mutual fund shares, and you will become a shareholder of a BlackRock mutual fund(s).

State Farm is staying in the mutual funds business. Following a successful merger, your BlackRock mutual funds will be offered by authorized State Farm registered representative agents, who will service your account(s) and help you make purchases, exchanges and redemptions.

Q.	Why are you sending me a proxy?
A.	We know proxies aren’t the most interesting reading material you’ll encounter this year. But here’s why it’s important for you to take a look at this one. The proxy you’ll receive in July is part of the process to inform you of the proposed merger and ask you, as shareholder, to vote. It makes voting easier for you, because the proxy lets you vote by mail, phone or online. You’ll get voting instructions and more information about the merger.

Q.	Why is State Farm planning to stop offering its own funds?
A.	We believe that the merger proposal along with other changes will help broaden customers’ investment options while better managing their costs.

Q.	Why did State Farm choose BlackRock?
A.	BlackRock is the largest asset manager in the world and is already a trusted partner in helping manage several of our existing State Farm mutual funds. BlackRock offers high quality investment advisory services that will help benefit customers.*

Q.	Why are education savings accounts (ESAs) and medical savings accounts (MSAs) being transferred to BlackRock?
A.	State Farm will no longer offer or service these account types after the November merger. At that time, ESA and MSA accounts will become BlackRock accounts and customers will work directly with BlackRock. Account owners will receive more information in July.

* Source: BlackRock. Based on $6.288 trillion in assets under management (AUM) as of December 31, 2017.